ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

26th May, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza, C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board of Directors

We write to advise that the Board of Directors of the Company ('the Board') at its meeting held on 26th May, 2006, approved the appointment of Mr. D. K. Mehrotra as an Additional Director of the Company representing the Specified Undertaking of Unit Trust of India (SUUTI).

Mr. T. S. Vijayan, the erstwhile representative of SUUTI, resigned from the Board with effect from 26th May, 2006.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

26th May, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2006

Further to our letter dated 15th May, 2006, we enclose a copy of the Audited Financial Results of the Company, alongwith Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2006.

The above have been approved at the meeting of the Board of Directors of the Company held on 26th May, 2006.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2006

(Rs. in Crores)

		Nine Months ended 31.12.2005	Quarter ended 31.03.2006	Quarter ended 31.03.2005	Twelve Months ended 31.03.2006	Twelve Months ended 31.03.2005
GROSS INCOME		12015.89	4494.62	3593.68	16510.51	13585.39
NET SALES TURNOVER	(1)	7006.07	2784.46	2177.11	9790.53	7639.45
OTHER INCOME	(2)	211.46	74.62	59.32	286.08	235.81
NET INCOME (1+2)		7217.53	2859.08	2236.43	10076.61	7875.26
Less:						
TOTAL EXPENDITURE	(3)	4481.13	1982.02	1513.89	6463.15	4846.89
a) (Increase) / decrease in stock-in-trade		(159.42)	17.75	30.14	(141.67)	(67.85)
b) Consumption of raw materials, etc.		2883.47	1241.43	829.64	4124.90	2837.40
c) Staff cost		396.57	144.83	145.55	541.40	467.26
d) Other expenditure		1360.51	578.01	508.56	1938.52	1610.08
INTEREST (Net)	(4)	2.28	9.65	1.26	11.93	42.43
DEPRECIATION	(5)	246.16	86.18	89.74	332.34	312.87
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	2487.96	781.23	631.54	3269.19	2673.07
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	775.06	213.76	214.12	988.82	836.00
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	1712.90	567.47	417.42	2280.37	1837.07
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	(45.44)	0.42	354.33	(45.02)	354.33
PROFIT AFTER TAX (8+9)		1667.46	567.89	771.75	2235.35	2191.40
PAID UP EQUITY SHARE CAPITAL	(10)	375.51	375.52	249.43	375.52	249.43
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	8626.77	7586.28
EARNING PER SHARE (Rs.)	(12)					
On Profit after Tax before Exceptional Items						
- Basic		4.57	1.51	1.11	6.08	4.91
- Dilluted		4.55	1.50	1.11	6.05	4.91
On Profit after Tax						
- Basic		4.45	1.51	2.06	5.96	5.85
- Dilluted		4.43	1.50	2.06	5.93	5.85
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(13)					
- NUMBER OF SHARES		3755136870	3755178860	2494340760	3755178860	2494340760
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 26th May, 2006.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 2 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) During the quarter, 41,990 Ordinary Shares of Re. 1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequenly, the issued and paid up share capital of the Company stands increased to Rs. 375,51,78,860/-.

(vi) Exceptional items comprise of (Rs. in Crores) :-

		Twelve Months ended 31.03.2006	Twelve Months ended 31.03.2005
a)	Once-off assistance to contract manufacturers in view of retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern States during the year 2000.	(67.87)	Nil
b)	Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 [including Rs. 243.57 Crores (Rs. 214.75 Crores on account of taxes) relating to the period April to December 2004].	Nil	1365.64
c)	Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement.	Nil	(350.00)
d)	One time cost relating to write down of inventories and restructuring of employees' compensation arrangements.	Nil	(92.70)
e)	Excess of cost over fair value of Current Investment in preference shares of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial services business.	Nil	(230.88)
Sub - total		**(67.87)**	**692.06**
Income Tax thereon :			
- Current Tax		22.85	78.50
- Deferred Tax		Nil	259.23
Sub - total		**22.85**	**337.73**
Exceptional Items (Net of Tax)		**(45.02)**	**354.33**

(vii) Provision for Taxation includes Rs. 5.29 Crores and Rs. 20.03 Crores for Fringe Benefit Tax for the Quarter and Twelve Months ended 31st March, 2006. (Corresponding previous Quarter and Twelve Months ended 31st March, 2005 Rs. Nil).

(viii) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months ended 31st March, 2006

(Rs. in Crores)

	Quarter ended 31.03.2006	Quarter ended 31.03.2005	Twelve Months ended 31.03.2006	Twelve Months ended 31.03.2005
1. Segment Revenue				
a) FMCG - Cigarettes	2882.73	2503.52	11329.74	10002.54
- Others	305.66	174.01	1013.47	563.39
Total FMCG	**3188.39**	**2677.53**	**12343.21**	**10565.93**
b) Hotels	263.32	181.00	783.35	577.25
c) Agri Business	804.00	516.20	2678.44	1780.07
d) Paperboards, Paper & Packaging	475.50	411.70	1895.73	1565.31
Total	**4731.21**	**3786.43**	**17700.73**	**14488.56**
Less : Inter-segment revenue	311.21	252.07	1476.30	1138.98
Gross sales / Income from operations	**4420.00**	**3534.36**	**16224.43**	**13349.58**
2. Segment Results				
a) FMCG - Cigarettes	638.32	560.23	2708.78	2288.84
- Others	(42.34)	(68.50)	(171.81)	(195.23)
Total FMCG	**595.98**	**491.73**	**2536.97**	**2093.61**
b) Hotels	97.80	56.79	258.09	140.94
c) Agri Business	8.75	2.52	90.86	96.41
d) Paperboards, Paper & Packaging	78.69	53.75	351.42	279.99
Total	**781.22**	**604.79**	**3237.34**	**2610.95**
Less : i) Interest (Net)	9.65	1.26	11.93	42.43
ii) Other un-allocable expenditure net of un-allocable income	(9.66)	(28.01)	(43.78)	(104.55)
Profit Before Tax and Exceptional Items	**781.23**	**631.54**	**3269.19**	**2673.07**
Provision for Taxation	213.76	214.12	988.82	836.00
Profit after Taxation before Exceptional items	**567.47**	**417.42**	**2280.37**	**1837.07**
Exceptional Items (net of tax)	0.42	354.33	(45.02)	354.33
Profit after Taxation	**567.89**	**771.75**	**2235.35**	**2191.40**
3. Capital Employed				
a) FMCG - Cigarettes*			1463.28	1240.01
- Others			489.30	262.31
Total FMCG			**1952.58**	**1502.32**
b) Hotels			1374.22	1400.61
c) Agri Business			1059.65	739.72
d) Paperboards, Paper & Packaging			1908.07	1745.11
Total Segment Capital Employed			**6294.52**	**5387.76**

* Before considering provision of Rs. 425.87 Crores (31.03.2005 - Rs. 337.25 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	:	Cigarettes	-	Cigarettes & Smoking Mixtures.
	:	Others	-	Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples Confectionery, Snack Foods and Ready to Eat Foods).
			-	Agarbattis and Matches sourced from the small scale sector.
Hotels			-	Hoteliering.
Paperboards, Paper & Packaging			-	Paperboards, Paper including Specialty Paper & Packaging.
Agri Business			-	Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-choupal initiatives.

(5) Figures for the previous year have been re-arranged to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 26th May, 2006
Place : Kolkata, India

For and on behalf of the Board

Executive Director Chairman

Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2006

(Rs. in Crores)

		Consolidated Financial Results for Twelve Months ended	
		31.03.2006	31.03.2005
GROSS INCOME		17222.25	14177.58
NET SALES TURNOVER	[1]	10317.56	8057.75
OTHER INCOME	[2]	320.43	258.96
NET INCOME (1+2)		10637.99	8316.71
Less:			
TOTAL EXPENDITURE	[3]	6887.40	5167.86
a) (Increase) / decrease in stock-in-trade		(125.33)	(77.19)
b) Consumption of raw materials, etc.		4144.30	2862.46
c) Staff cost		749.46	612.16
d) Other expenditure		2118.97	1770.43
INTEREST (Net)	[4]	13.92	44.75
DEPRECIATION	[5]	359.49	336.64
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	[6]	3377.18	2767.46
Less:			
PROVISION FOR TAXATION	[7]	1023.88	862.87
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS (6-7)	[8]	2353.30	1904.59
EXCEPTIONAL ITEMS (NET OF TAX)	[9]	(45.02)	354.33
PROFIT AFTER TAX BEFORE SHARE OF PROFIT/(LOSS) OF ASSOCIATES AND MINORITY INTERESTS (8+9)	[10]	2308.28	2258.92
SHARE OF PROFIT/(LOSS) OF ASSOCIATES	[11]	5.60	2.07
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (10+11)	[12]	2313.88	2260.99
MINORITY INTERESTS	[13]	18.50	15.57
NET PROFIT (12-13)		2295.38	2245.42
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1.00 each)	[14]	375.52	249.43
RESERVES EXCLUDING REVALUATION RESERVES	[15]	8710.68	7624.60
EARNING PER SHARE (Rs.)	[16]		
On Net Profit before Exceptional Items			
- Basic		6.24	5.05
- Dilluted		6.21	5.05
On Net Profit			
- Basic		6.12	6.00
- Dilluted		6.09	6.00
AGGREGATE OF NON-PROMOTER SHAREHOLDING	[17]		
- NUMBER OF SHARES		3755178860	2494340760
- PERCENTAGE OF SHAREHOLDING		100	100

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.03.2006		Twelve Months Ended 31.03.2005
NET PROFIT	**2235.35**		**2191.40**
PROFIT BROUGHT FORWARD	611.41		387.84
TOTAL	2846.76		2579.24
ADJUSTMENT FOR HOTEL FOREIGN EXCHANGE RESERVE	-		15.14
AVAILABLE FOR APPROPRIATION	2846.76		2594.38
APPROPRIATION OF PROFIT AND RESERVE			
a) Transfer to General Reserve	1150.00		1100.00
b) Profit carried forward	562.06		611.41
DIVIDEND INCLUDING DIVIDEND TAX	**1134.70**	*	**882.97**

* Equivalent to Payout ratio of 50 % on PAT before exceptional items

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 26th May, 2006.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs.2.65 per Ordinary Share of Re. 1/- each for the financial year ended 31st March, 2006 and the dividend, if declared, will be paid on or after 24th July, 2006 to those members entitled thereto.

(iv) The Register of Members of the Company will be closed for the purpose of dividend from 12th July, 2006 to 21st July, 2006 (both days inclusive).

(v) The 95th Annual General Meeting of the Company has been convened for 21st July, 2006.

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

26th May, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2006

Further to our letter dated 26th May, 2006 forwarding the Audited Financial Results of the Company for the financial year ended 31st March, 2006, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

From : **Arup Ghosh**
Manager, Corporate Communications

Financial Results for the year ended 31st March, 2006

24.1% growth in Post-tax Profits (before exceptional items)
Net Turnover up 28.2%
Non-Cigarette businesses now constitute 48% of Net Turnover

Kolkata, May 26, 2006 : ITC posted yet another year of stellar performance, with Gross Turnover growing by 21.5% to Rs.16224 crores, driven by good topline growth across all businesses of the Company. While Cigarette sales grew by 13.3% over the previous year, the non-cigarette businesses grew by 46.2% as a result of the ramp up of the new FMCG businesses, growth in agri-business and strong performance of the Hotels and Paperboards segments. Pre-tax profit (before exceptional items) increased by 22.3% to Rs.3269 crores, while Post-tax profit (before exceptional items) at Rs.2280 crores registered a growth of 24.1%. The financials for the year include Rs. 45 crores (post-tax) representing exceptional items relating to once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern states. Net of this exceptional item, the Company's Profit after Tax stands at Rs.2235 crs. Earnings Per Share (before exceptional items) for the year stands at Rs.6.08.

The Company's performance for the fourth quarter was equally impressive with Net Turnover recording a growth of 27.9% over the previous year to touch Rs. 2784 crores. Pre-tax profit at Rs.781 crores grew by 23.7% while Post-tax profit (before exceptional items) at Rs. 567 crores represents a growth of 36%.

The Board of Directors recommended a dividend of Rs.2.65 per Ordinary share of Re.1/- each {Previous year (adjusted for stock split and bonus): Rs.2.07 per share}. This will entail a total cash outflow of Rs.1134.69 crores, comprising proposed dividend of Rs.995.12 crores and income tax on the proposed dividend of Rs.139.57 crores.

The success of the Company's strategy of creating multiple drivers of growth leveraging the diverse competencies residing in its portfolio of businesses is evident in the growing share of the non–cigarette businesses. Over the last six years, Net Turnover of the non-cigarette businesses has grown at a CAGR of 30% to touch Rs. 4707 crores in 2005/06. Consequently, share in net sales has increased from 25% in 1999/00 to 48% in 2005/06. Despite factoring significant revenue charge towards product development and brand building costs of the new FMCG businesses, operating profits (PBDIT) of the non-cigarette businesses have grown at a CAGR of 30% during this period to touch Rs. 821 crs. in 2005/06.

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

FMCG - Others

Branded Packaged Foods

The Company rapidly scaled up the Branded Packaged Foods business during the year in the four chosen categories viz. Snack Foods, Staples, Confectionery and Ready-to-Eat. The year saw the launch of a number of differentiated and innovative products leveraging the in-house capability of the ITC Group Research & Development Centre at Bangalore. Significant progress was made in enhancing supply chain efficiencies, depth and width of distribution and achieving world class hygiene standards in the outsourced manufacturing process.

In the Staples category, **'Aashirvaad Atta'** continued to gain increasing consumer franchise, further consolidating its position as the clear leader amongst national branded players with market share touching 45%. **'Aashirvaad Select'**, the premium atta offering, was extended to target markets during the year. Plans are on the anvil to launch valued added variants to augment product range. The year also marked the entry into the branded spices market under the 'Aashirvaad' brand, leveraging the brand's strong association with superior quality and consistency.

The year marked the expansion of the **'Sunfeast'** range of biscuits with the launch of Cookies ('Sunfeast Golden Bakes') in 3 variants and Sweet & Salt Crackers ('Sunfeast Snacky') in 2 variants. The innovative products under this brand have garnered significant market standing in a short span of time and are being increasingly accepted by consumers as a credible new option to the established players in the industry. During the year, outsourced and distributed manufacturing capacities were geared up to support the increase in scale of operations. The business is in the process of establishing its own production facilities across the country, including in tax-exempt zones, with a view to servicing proximal markets in an efficient and cost-effective manner. The year also saw the roll out to target markets of **'Sunfeast Pasta Treat'**, a whole-wheat based non-fried product. This healthy snacking option for children is available in 4 exciting flavours and has met with encouraging response from consumers. Your Company has signed up superstar Shah Rukh Khan as the brand ambassador for 'Sunfeast'. This association is expected to yield significant value addition by reinforcing the brand attributes and reiterating the 'spread the smile' positioning.

Product range in the 'Confectionery' segment was expanded with the launch of **'mint-o masti blue'** in a new pack design and **'Cofitino'** in the hitherto unrepresented Toffees segment. The Ready-to-Eat product portfolio was augmented with the introduction of Instant Mixes in the 'popular' range under the **'Aashirvaad ReadyMeals'** banner, launch of new variants of cooking pastes under the 'Aashirvaad' umbrella brand and a range of packaged desserts, conserves & chutneys under the flagship brand **'Kitchens of India'** (KOI).

Lifestyle Retailing

In the premium segment, the **'Wills Lifestyle'** brand has established a strong market standing and loyalty among discerning consumers leveraging high fashion imagery and superior product quality and styling. Brand availability was extended during the year by opening new stores in high potential malls and increasing presence in high profile Large Format Retailers in the

country. Across its portfolio – **'Wills Sport'**, **'Wills Clublife'** and the **'Classic'** range – the brand is now recognised as offering an internationally contemporary, high fashion range.

The 'Wills Lifestyle' range was further augmented during the year with the extension of **'Essenza Di Wills'**, an exclusive line of prestige fragrance products, to select 'Wills Lifestyle' stores. The products have met with encouraging response from discerning consumers.

The year also marked the launch of the **'Wills Lifestyle India Fashion Week'** (WIFW), billed as the country's most premier fashion event. The first WIFW event which was held in New Delhi featuring nearly 80 designers was a resounding success, further strengthening the brand's association with high fashion and premium imagery. The business has also tied-up with leading designers to create high-end fashion products to be retailed from the 'Wills Lifestyle' stores.

In the popular segment, the **'John Players'** brand delivered a strong performance during the year and created a buzz among its youthful target audience, effectively leveraging the association with superstar and youth icon Hrithik Roshan. Distribution reach was strengthened through increased availability in key Multi-Brand outlets as well as setting up new Exclusive Brand outlets.

The business' internationally benchmarked quality continues to earn industry recognition with 'John Players' winning the 'Most admired Shirt Brand of the Year' award at the Images Fashion Awards 2005.

In the area of apparel exports, the Company made a healthy beginning during the year, establishing relationships with key customers. The business is in the process of enhancing its manufacturing capacities to take full advantage of the emerging growth opportunities. It is also engaged in developing long term partnerships with high potential customers.

Greeting, Gifting & Stationery Business

The year witnessed the rapid scale-up of the stationery business with volumes of **'Classmate'** notebooks trebling over last year – making 'Classmate' the most widely distributed notebook brand across the country. The **'Alfa Plus'** paper used in these notebooks is custom manufactured at ITC's Bhadrachalam unit. Besides providing superior whiteness, brightness and smoothness, this paper is also elemental chlorine free (ECF), imparting a unique value proposition to the brand. The brand franchise of 'Classmate' was significantly enhanced by extending the **'Classmate Young Authors Contest 2005'**- a creative story writing competition - to 15 cities and introducing the **'Classmate Young Artist Competition'** in six metros, with an overall reach of 120,000 students across 4000 schools. In line with its 'Citizen First' philosophy, the Company contributes Re. 1 to its social responsibility initiatives for every notebook sold.

Though the Greeting Cards segment continued to be impacted by the rapid growth of mobile telephony and messaging services, the **'Expressions'** brand established itself as the market leader in multi-brand outlets across the country. Product range in the gifting segment was augmented with the launch of pop-up books, mini books and three more variants of **'Regalia'** – a premium collection of greeting cards for the connoisseur.

Safety Matches & Incense Sticks

ITC's philosophy of creating shareholder value through serving society finds expression in the marketing of Safety matches and Incense sticks sourced from small scale and cottage sector units.

In the Safety Matches business, the Company's brands, including **'Aim'** which is the largest selling brand of matches in the country, continued to enjoy strong consumer preference, resulting in enhanced market standing. The year also witnessed the successful acquisition of Wimco Ltd. by Russell Credit Ltd., a wholly owned subsidiary of the Company. This acquisition is expected to further consolidate the market standing of the Company's Matches business through synergy benefits of combined portfolio of offerings, improved servicing of proximal markets and freight optimisation among others.

The Company's incense sticks (Agarbatti) business made rapid gains during the year with the **'Mangaldeep'** brand emerging as the only national brand in its first full year of operations. Product portfolio was augmented through the introduction of region specific fragrances / products and price/pack combinations tailored to varying consumer needs. Sourcing from Khadi & Village Industries Commission (KVIC) approved units commenced during the year and is expected to augment employment generation particularly in the semi-urban and rural areas. The business also expanded its collaboration with various NGOs to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'.

FMCG-Cigarettes

The Company's commitment to deliver superior value to consumers through world class products enabled it to further strengthen market standing during the year. In line with this strategy, several initiatives were launched during the year. These include national roll out of the Wave pack format, introduction of hinge-lid packaging in the Plain segment and design enhancement of leading brands based on state-of-the-art technology. Key interventions on the manufacturing front include investment in lamina expansion systems, induction of high speed-high quality makers and packers and introduction of automatic filter feed systems – a first in the sub-continent.

The strategy of value addition yielded an impressive performance during the year. Domestic cigarette sales volumes posted a growth of 8.3% during the year while export volumes grew by 21%.

The Cigarettes industry continued to operate in a challenging environment especially in view of the severe restrictions on advertisement and communication brought about with the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 and ratification of the Framework Convention for Tobacco Control, of which India was one of the first signatories. While excise duty on cigarettes was increased by as much as 10% in March 2005 and by another 5% in March 2006, there was no increase in duties on bidis which outsell cigarettes more than 8 times. In view of the already existing high tax burden on cigarettes, this sharp increase in excise duty, while significantly

disadvantaging cigarettes vis-à-vis other tobacco products could lead to a reduction in the economic value per unit of tobacco consumed in the country with consequent impact on the potential revenue collection from the tobacco sector. Further, Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before the Supreme Court. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

Hotels

During 2005/06, the hotels business posted a strong financial performance with Segment Revenues growing by 35.7% to touch Rs. 783 crores on the back of improved occupancies/realisations across properties. Operating profits (PBDIT) grew by 61% over the previous year to touch Rs.326 crores during 2005/06 while Segment Results (PBIT) at Rs.258 crores posted a growth of 83% over 2004/05.

ITC Grand Central, the Company's second property at Parel in Mumbai, which was commissioned in January 2005, posted an impressive performance to record a positive bottomline in its first full year of operations. The business also progressed a product upgradation programme during the year with a view to maintaining the contemporariness of the Company's properties. The year also marked the commencement of construction of a new super-deluxe luxury hotel at Bangalore while an advanced stage of architectural planning was reached for the proposed hotel at Chennai.

During the year, the long-standing litigation with the owners of Searock hotel in Mumbai was resolved in a mutual settlement.

Paperboards, Specialty Paper & Packaging

The Paperboards, Specialty Paper and Packaging segment recorded strong growth during the year both in terms of sales and operating profits. Segment Revenues grew by 21% to touch Rs. 1896 crores while Segment Results (PBIT) improved by 25.5% to Rs.351crores. The segment generated strong operating cash flow of Rs. 467 crores.

The year marked significant growth in the paperboards segment on the back of enhanced capacity utilisation at the Kovai unit and the addition of Paper Machine 5 (capacity 75000 TPA) at Bhadrachalam mill. Production during the year touched 365819 MT as compared to 308962 MT during the previous year while overall sales at 363572 MT grew by 21% over last year. In line with the Company's value led strategy, sales of Value Added products grew by 33% over last year to touch 120972 MT. Sales of Specialty Papers also registered strong growth driven by the fine printing segment.

In fulfilment of its commitment to a cleaner environment, the Company's Elemental Chlorine Free (ECF) pulp mill, the only one of its kind in the country, continues to meet world-class environmental standards. The superior quality of the ECF pulp has enabled expansion of the market for value added paperboards. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF

pulp-based paperboards. Plans are underway to nearly double pulping capacity to achieve cost competitiveness and meet future growth requirements.

The business made significant progress during the year on the energy front with the commissioning of the 8 MW unit project at the Kovai plant. Currently, about 95% of the energy requirements of the business are being met out of captive co-generation. The Company's plantation programme gained further momentum with an additional coverage of 12000 hectares during the year. With this, the programme now extends to over 41000 hectares.

The Packaging and Printing business leveraged its recent investments in technology upgradation to expand its range of offerings to include a wider variety of contemporary packaging formats. During the year, the business entered the high growth flexible packaging business with the induction of world-class flexible packaging equipment. Such enhanced packaging capability will provide the Company's branded packaged foods and incense sticks businesses a distinct edge in the market place. Plans are underway to augment capacity both in the Cartons and Flexibles segment including a greenfield facility at Uttaranchal.

Agri business

Overall Agribusiness revenues during the year grew by 51% driven by wheat, rice exports and leaf tobacco. However, Segment Results were impacted due to the incremental costs associated with scaling up of the choupal network, income from export incentives included last year and lower margins in leaf tobacco exports consequent to change in sales mix during the period.

The Company continued to scale up the e-choupal network during the year. This pioneering initiative comprising 6000 choupals, currently reaches out to over 3.5 million farmers in the States of Madhya Pradesh, Haryana, Uttaranchal, Uttar Pradesh, Rajasthan, Karnataka, Maharashtra, Andhra Pradesh and Kerala.

On the sourcing side, the e-choupal network made an invaluable contribution to strengthen the Company's branded packaged foods business through access to high quality, identity preserved wheat at competitive prices. Wheat procurement through the network doubled over the previous year, leading to substantial cost and quality advantage for 'Aashirvaad' atta, 'Sunfeast' biscuits and 'Sunfeast' pasta.

The rural distribution initiative was successfully scaled up during the year with channel transaction value touching nearly Rs.100 crores. This represents a near doubling of the channel throughput over the previous year, comprising distribution of products of 45 companies, from both public and private sectors, in categories ranging from FMCG products, consumer durables, vehicles, agri inputs etc. The year also witnessed the ramping up of the Company's rural retailing network with 7 **'Choupal Saagars'** being operational in three states of Madhya Pradesh, Maharashtra and Uttar Pradesh. Five more 'Choupal Saagars' are in an advanced stage of construction and will be launched shortly. Store footfalls and sales have been encouraging and in line with expectations.

The Company's cigarette leaf tobacco exports during the year grew by an impressive 26% in volume terms and 29% by value to touch an all-time high. This robust performance was achieved through a combination of new business development and customised product and service

offerings to both existing and new customers. The business continued to provide strategic sourcing support to the Company's cigarette business. During the year, the business scaled up trials in Maharashtra and Northern Karnataka for growing flavourful Flue Cured tobaccos and in Orissa for superior filler style Burley. The results from these trials have been very encouraging.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made significant progress during the year in its social development initiatives.

The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a sharp rise in coverage during the year. To date, nearly 1,011 water-harvesting structures provide critical irrigation to about 10,277 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, the Company has taken the next crucial step towards ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices also received a major boost with the Company's promotion of organic fertilisers through vermi-composting and 'Nadep' technology.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, special emphasis is being given towards improving livestock quality. Cattle development centres under the Company's livestock development programme currently reach out to over 1,440 villages, providing integrated animal husbandry services to more than 35,000 milch animals. Another key intervention is in the area of economic empowerment of women. The ITC sponsored micro-credit groups have spawned over 10,610 women entrepreneurs in select rural areas. Several initiatives are also underway in the areas of Health & Sanitation and Primary education.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. The Company's commitment to the pursuit of the 'triple bottomline' received yet another recognition in the 'ITC Centre, Gurgaon' being certified as one of the largest platinum rated buildings in the world by USGBC-LEED (US Green Building Council - Leadership in Energy and Environmental Design), the highest rating in this category. ITC is the first corporate house in India to have achieved this unique international distinction. Further, the Company's mill at Bhadrachalam was declared the 'Greenest and environmentally most friendly' paper mill in India by the Centre for Science and Environment. Already a water-positive enterprise, the Company also became 'carbon-positive' during the year and is making rapid strides towards achieving 'zero solid waste' status.

The Board of Directors, at its meeting in Kolkata on 26th May 2006, approved the financial results for the year ended 31st March 2006, which are enclosed.